UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*



                         Affinity Technology Group, Inc.
                         -------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $.0001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)



                                   00826M 10 3
                                   -----------
                                 (CUSIP Number)

                             William S. Hummers III
                              Post Office Box 1029
                        Greenville, South Carolina 29602
                                 (864) 255-7913
        ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



         December 29, 1997 Partial Exercise of Warrant for Common Stock
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                 -------------------------------
  CUSIP No.       00826M 10 3                  PAGE  2  OF 5  PAGES
-------------------------------                  ------  -----
                                              -------------------------------

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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carolina First Corporation
          57-0824914

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*
          WC
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          [ ]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          South Carolina

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         NUMBER OF               7    SOLE VOTING POWER
          SHARES                      5,999,706
       BENEFICIALLY             ---------------------------------------------
         OWNED BY                8    SHARED VOTING POWER
           EACH
         REPORTING              ---------------------------------------------
          PERSON                 9    SOLE DISPOSITIVE POWER
           WITH                            5,999,706
                                ----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER



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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,999,706
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                     [ ]

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.8%
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   14     TYPE OF REPORTING PERSON*
          HC

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Prior to December 29, 1997, Blue Ridge Finance Company ("BRFC") owned 128,366 shares of Common Stock (the "Shares") outright and had a warrant (the "Warrant") to purchase an additional 5,871,340 shares of Common Stock of Affinity Technology Group, Inc. (the"Company"). On December 29, 1997, BRFC partially exercised the Warrant and received 2,400,000 Shares and a revised Warrant for the balance (3,471,340 shares). Consequently, BRFC currently owns outright 2,528,366 Shares and has a Warrant to purchase an additional 3,471,340 shares of Common Stock. The source of funds to exercise the Warrant was its working capital. No part of the exercise price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares or the Warrant. BRFC is a wholly-owned subsidiary of Carolina First Corporation ("CFC").


ITEM 4.        PURPOSE OF TRANSACTION.

         (a)-(j) The purpose of the acquisition of the Shares was to acquire a larger direct equity interest in the Company. Neither CFC nor BRFC has any plans or proposals with respect to the Company which relate to any of the items set forth in Item 4 (a) through (j) of Schedule 13D.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a) BRFC owns the Shares (2,528,366 shares of Common Stock) and the Warrant (the right to purchase an additional 3,471,340 shares of Common Stock). In addition, the Federal Reserve Bank of Richmond (the "Reserve Bank") in a letter dated December 11, 1997 granted relief from the commitments set forth in the appendix to the Reserve Bank Letter dated November 22, 1995, thereby allowing CFC to acquire up to 20.4% of the outstanding voting shares of the Company (in addition to the additional shares which may be held under the Warrant).

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Letter dated December 11, 1997 from the Federal Reserve Bank of Richmond granting approval under section 4(c)(8) of the Bank Holding Company Act and
                           section 225.24 of Regulation Y (12 C.F.R. 225.24) for CFC to acquire up to 20.4 % of the outstanding voting shares of the Company through its ownership of the Warrant to purchase the Company's voting shares.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned officer, on behalf of CFC, certifies that the information set forth in this statement is true, complete and correct.


                        February 13, 1998
                        ------------------------
                       (Date)

                        CAROLINA FIRST CORPORATION
                        On its own behalf and on behalf of Blue Ridge Finance Company, Inc., its wholly-owned subsidiary



                         By:  /s/ William S. Hummers III
                         -------------------------------------------
                         Executive Vice President

                                                                      Exhibit I



                        FEDERAL RESERVE BANK OF RICHMOND
                              POST OFFICE BOX 27622
                            RICHMOND, VIRGINIA 23261

                                 (804) 697-8000

                                December 11, 1997

A. Patrick Doyle, Esq.
Arnold & Porter
555 Twelfth Street, N.W.
Washington, D. C.  20004-1202

Dear Mr. Doyle:

         Carolina First Corporation, Greenville, South Carolina ("Carolina First"), a bank holding company within the meaning of the Bank Holding Company Act ("BHC Act"), has requested approval under section 4(c)(8) of the BHC Act and section 225.24 of Regulation Y (12 C.F.R. 225.24) to acquire up to 20.4 percent of the outstanding voting shares of Affinity Technology Group, Inc., Columbia, South Carolina ("Affinity"), through its ownership of a warrant to purchase Affinity's voting shares, and thereby engage in providing certain data processing and data transmission services pursuant to section 225.28(b)(14) of Regulation Y (12 C.F.R. 225.28(b)(14)).1

         We understand that Affinity engages in data processing activities related to the making of unsecured consumer loans ("loans") and the sale of personal automobile insurance ("insurance"). Specifically, Affinity (1) licenses proprietary software used to process loan applications, (2) sells or leases automated loan machines ("ALMs") and automated insurance machines ("AIMs") that are designed and assembled by Affinity and use Affinity's proprietary software, and (3) transmits and processes data as part of the data processing and data transmission services that support the operations of its ALMs and AIMs.2

         SOFTWARE ACTIVITIES. DECISYS/RT is proprietary software designed by Affinity to automate fully the

___________________
         1 Carolina First currently owns less than 5 percent of Affinity's voting shares. The Federal Reserve Bank of Richmond ("Reserve Bank") previously concluded that Carolina First's acquisition of the warrant, subject to certain commitments, including a commitment not to exercise the warrant so as to hold at any time more than 5 percent of Affinity's outstanding voting shares, did not require approval under the BHC Act. See Reserve Bank Letter dated November 22, 1995 and appendix. As part of the current notice, Carolina First has requested relief from the commitments set forth in the appendix.



         2 Although Affinity has under consideration the development and sale or licensing of products and services that could be used over the Internet, Carolina First has stated that this notice does not include any Internet-based activities. See letters from A. Patrick Doyle, Esq. (March 25, 1997, and April 3, 1997), and letter from Robert E. Mannion, Esq. (April 1, 1997) (loans), and letter from A. Patrick Doyle, Esq. (July 28, 1997) (insurance).

loan application process. The software performs the following functions:
(1) processes data gathered from a loan applicant through a series of questions and responses; (2) verifies the data provided by accessing third party data bases; and (3) applies the lender's credit scoring model to the verified data. DECISYS/RT is the operating software system for Affinity's ALMs and also is licensed separately for use by lenders in processing home equity loans at telephone call centers.

         In addition, Affinity has designed and markets Assets3, which is proprietary software to allow financial institutions to automate the loan application process and create a "data warehouse" for the institution's customer information. Assets3 also is used in connection with home equity lending at telephone call centers.


         Affinity also provides non-proprietary software to operate its AIMs that functions similarly to DECISYS/RT in an ALM.3 The software gathers data from an insurance applicant, verifies the data from third party data bases, and applies the insurance underwriter's criteria to the insurance application.4


         HARDWARE ACTIVITIES. Affinity sells or leases (1) ALMs to financial institutions and other lenders to make loans, and (2) AIMs to licensed insurance agents or underwriters to sell insurance. ALMs and AIMs offer these products at any location selected by the owner or lessee of the machine and process the applications using the fully automated software discussed above. All transactions conducted through an ALM or AIM, however, are solely the responsibility of the lender or the insurance provider, and Affinity is not a party to or an agent of any party in a transaction. In addition, the lender funds all loans made through an ALM, and the lender and the insurance provider prescribe all underwriting criteria used in making a loan and selling insurance through an ALM and AIM.


         An ALM is similar in appearance to an automated teller machine and is able to process loan applications for small unsecured consumer loans, generate all the underlying loan documentation, obtain executed loan documents, and provide the customer with the loan proceeds (by check or electronic funds transfer). If the loan is denied, the ALM provides the applicant with a notice of adverse action. Consumers also may purchase credit-related life and health insurance from the financial institution or other lender making the loan through the ALM.



         An AIM is similar in appearance and performs the same functions as an ALM in the sale of personal automobile insurance. The AIM processes the information provided by the consumer, matches the information against the terms of the policies offered by the insurance underwriters represented by the owner or lessee of the AIM, and displays the four lowest premium quotes (if several underwriters are represented). The consumer may then elect to purchase a policy, receive a copy of the policy, and pay the policy premium by means of a credit card, debit card, or electronic funds transfer.

         All insurance sales through an ALM or AIM are made by licensed insurance agents or underwriters. You have represented that Affinity does not act as agent or underwriter in any transaction and that it is not required to be licensed as an insurance agent, broker, or underwriter. In addition, Affinity does not receive any compensation based on the number or dollar volume of insurance policies sold through the machines.

--------
         3 Carolina First states that DECISYS/RT software will be used in Affinity's AIMs within six months.
         4 Carolina First represents that Affinity does not provide general purpose hardware with its software, and has no plans to provide general purpose hardware in the future. See letter from A.
Patrick Doyle, Esq. (October 16, 1996).

Finally, all underwriting criteria applied in connection with the insurance sales at an ALM or AIM are established by the licensed insurance agent or underwriter.


         Carolina First represents that, although ALMs and AIMs are assembled in part from general computer and printer components that are available from third party vendors, no third party vendor manufactures comparable machines at this time. Accordingly, Affinity designs and assembles finished ALMs and AIMs that can operate its software. Carolina First also represents that ALMs and AIMs are self-contained and sealed, are offered only in conjunction with and function only by operation of software provided by Affinity, and are assembled in such a manner that they cannot be broken down into various component parts or used for any other purpose.


         DATA TRANSMISSION AND PROCESSING. Affinity performs certain data transmission and data processing services in connection with the operations of its ALMs and AIMs. As discussed above, Affinity's network operations center transmits data to and from third party data bases to verify information provided by the customer for a loan, and AIMs transmit similar data for automobile insurance policies. ALMs also transmit data to and from Affinity's network operations center where the loan application data are analyzed under the lender's loan underwriting criteria. Affinity processes the data gathered by AIMs for each insurance application in order to place the data into a standardized format and transmit the information to the licensed insurance agent or underwriter in order for a final insurance policy to be issued. Finally, Affinity transmits electronic funds transfer instructions when a loan applicant at an ALM requests that the loan proceeds be deposited in his account and an insurance applicant at an AIM pays the policy premium by credit card, debit card, or transfer from an account.


         The Board has previously determined that a bank holding company may provide data processing and data transmission services and facilities (including data processing and data transmission hardware and software) and access to such services and facilities by any technological means, if (1) the data to be processed or furnished are financial, banking, or economic, and (2) the hardware provided in connection therewith is offered only in conjunction with software designed and marketed for the processing and transmission of financial, banking, or economic data. See 12 C.F.R. 225.28(b)(14).


         Based on all the facts of record as described above, the Reserve Bank concludes that the data processed and transmitted by Affinity to effect loan and insurance transactions are financial, banking, and economic data and that ALMs and AIMs are special purpose hardware offered only in conjunction with the processing and transmission of such data. The software, hardware, and data processing and data transmission activities described in this letter therefore appear to be permissible for bank holding companies. The Reserve Bank also concludes, based on all the facts of record, that the financial and managerial resources of Carolina First are consistent with approval. In addition, the Reserve Bank has concluded that the proposal would not result in adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests or unsound banking practices, that would not be outweighed by the public benefits of the proposal, such as increased consumer convenience and gains in efficiency. Accordingly, and acting pursuant to authority delegated by the Board, the Reserve Bank hereby approves the notice of Carolina First and grants relief from the commitments set forth in the appendix to the Reserve Bank Letter dated November 22, 1995.



         The Reserve Bank's approval is based on the software, hardware and data processing and transmission activities of Affinity as described above. This approval expresses no opinion on the permissibility of any activities of Affinity not related to processing data for the purpose of making personal loans and selling personal lines of insurance in the manner described above. In this regard, Carolina First has indicated that Affinity has plans to develop and offer other products and services. Carolina First must consult with the Federal Reserve System before Affinity provides software, hardware, or data processing or transmission services other than as described in this letter to ensure that the activity will satisfy the criteria set forth in the BHC Act and Regulation Y, and to allow the Federal Reserve System an opportunity to consider whether a separate notice should be reviewed in any particular case.





                                Very truly yours,

                               /s/ Fred L. Bagwell
                               -------------------
                                Fred L. Bagwell
                                 Vice President